SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE Act of 1934

                        For the month of February, 2003.

                                ORIX Corporation
                (Translation of Registrant's Name into English)

                     3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes                  No  X
                                ---                 ---


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                            Table of Documents Filed

                                                                           Page
                                                                           ----

1. Press Release entitled, "ORIX Takes Steps to Move Towards a 'Company with Committees' Governance System," made public
     Friday, February 14, 2003.

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                                                                         Item 1

[GRAPHIC OMITTED]
ORIX                                                           February 14, 2003

FOR IMMEDIATE RELEASE

Contact Information:
           ORIX Corporation
           Corporate Communications
           Tel: +81-3-5419-5102
           Fax: +81-3-5419-5901
           E-mail: orixir@orix.co.jp
           URL: www.orix.co.jp

 ORIX Takes Steps to Move Towards a "Company with Committees" Governance System
 ------------------------------------

TOKYO, Japan -- February 14, 2003 - The Board of Directors of ORIX Corporation (TSE: 8591; NYSE: IX), formally decided today it will propose to shareholders at the upcoming Annual General Meeting of Shareholders in June that ORIX adopt a "Company with Committees" system, which will become possible on April 1, 2003 as a result of revisions to the Japanese Commercial Code. Under the new system, ORIX will establish nominating, compensation and audit committees under the board of directors, while the present board of corporate auditors will be abolished.

1. ORIX's Corporate Governance

ORIX has been proactive in strengthening its corporate governance for many years. For example, we established an "Advisory Board" in June 1997. We also introduced a "Corporate Executive Officer" system to help separate strategic decision-making functions from day-to-day administrative operations in 1998, and listed on the New York Stock Exchange (NYSE) in the same year. In 1999, two outside directors were added to the board and an "Executive Nomination and Compensation Committee" was established. ORIX presently has three outside directors and one outside corporate auditor.

2. Reasons for Adoption and Method of Introduction

In order for ORIX to further strengthen its corporate governance system, ORIX feels the establishment of a committee-based system will enable a more effective separation of roles and responsibilities between the decision-making and monitoring function of the board of directors and the executive function of our management. Since ORIX is listed on the NYSE, we plan to introduce the system taking into consideration the requirements of the Sarbanes-Oxley Act.

3. Procedures and Items of Discussion

Details of the new system, including the functions and regulations as well as the members of the nominating, compensation, and audit committees, will be decided at a later date and proposed for approval at the upcoming Annual General Meeting of Shareholders to be held in June 2003.

Details:

(1) The newly established nominating and compensation committees included in the committee-based system as stipulated under the revised Commercial Code of Japan will absorb the existing "Executive Nominating and Compensation Committee," which was established in 1999.

(2) The function and composition of the three committees will be decided after taking into consideration the necessary measures needed to fulfill the obligations set forth in the Sarbanes-Oxley Act.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a leading financial services company based in Tokyo, Japan providing innovative value-added products and services to both corporate and retail customers. With over 6.0 trillion yen in assets and operations in 23 countries worldwide, ORIX's activities include: leasing, corporate finance, real estate-related finance and development, insurance, investment and retail banking, venture capital, and securities investment and brokerage. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ORIX Corporation

Date: February 17, 2003                    By  /s/ Shunsuke Takeda
                                              ----------------------
                                                Shunsuke Takeda
                                                Director
                                                Deputy President and CFO
                                                ORIX Corporation